Exhibit 99.1

For Immediate Release

Novadaq Reports First Quarter 2013 Financial Results

Toronto, Ontario — April 29, 2013 – Novadaq® Technologies Inc. (“Novadaq” or the “Company”) (NASDAQ: NVDQ, TSX: NDQ,), a developer of clinically-relevant fluorescence imaging solutions for use in surgical and outpatient wound care procedures, today announced financial results for its first quarter ended March 31, 2013. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (U.S.) dollars.

Novadaq reported total first quarter 2013 revenue of $7.3 million, representing an increase of 53% as compared to first quarter of 2012. Revenue growth was driven primarily by continued adoption of SPY Elite® procedures and higher FIREFLY™ system sales to end users.

First quarter of 2013 recurring revenue for Novadaq’s SPY® businesses increased by 66% year-over-year to $3.5 million, and 16% sequentially from $3.0 million in the fourth quarter of 2012.

First quarter gross profit of $4.5 million (62% margin), represents an increase of 67% compared with $2.7 million (57% margin) in Q1-2012.

First quarter of 2013 operating contribution (cash contributed by operating activities before changes in working capital) was $0.6 million compared with an operating burn of $0.1 million in the first quarter of 2012. During the first quarter, working capital consumed $1.0 million including a $0.7 million increase in inventories, largely related to PINPOINT®, and $1.2 million was invested in fixed assets, including $1.1 million to build the SPY Elite installed base.

Net loss of $2.9 million for the first quarter of 2013 decreased by $1.8 million compared with the $4.7 million net loss in first quarter 2012. First quarter of 2013 loss per share was $0.07. Excluding the impact of non-cash $2.1 million warrants revaluation expense in first quarter 2013, loss per share was $0.02, compared with $0.03 in first quarter 2012.

Cash and cash equivalents were $37.2 million at March 31, 2013, reflecting a decrease of $1.7 million, compared to the cash position as of December 31, 2012.

During the first quarter of 2013, Novadaq shipped 200 SPY Elite and FIREFLY systems and the combined installed base of SPY technology grew by 130 to more than 850 systems. Novadaq estimates that SPY imaging was used in 14% of breast reconstruction surgeries in the United States exiting the quarter.

“The installed bases and recurring revenues for Novadaq’s partnered products continued to grow in first quarter 2013, while at the same time, we also achieved additional early milestones for our new direct products, LUNA and PINPOINT”, commented Dr. Arun Menawat, Novadaq’s President and CEO. “In March, we commenced commercialization of LUNA at the 2013 Diabetic Foot Global Conference in Los Angeles where LUNA was featured in three educational workshops for wound care specialists. Then, subsequent to the quarter, positive interim results for the PINPOINT multi-center PILLAR™ II study, Perfusion Assessment in Laparoscopic Left Anterior Resection, were reported at the Society of American Gastrointestinal and Endoscopic Surgeons meeting which was held in Baltimore”.

Conference Call

Novadaq is pleased to invite all interested parties to participate in a conference call today, Monday, April 29, 2012, at 8:30 a.m. Eastern Time during which the results will be discussed.

Those wishing to access the live conference call by telephone should dial 1-877-407-8035 (within Canada and the United States) or 1-201-689-8035 (international callers) several minutes prior to the beginning of the call. A telephonic replay of the conference call will be made available until midnight on May 29, 2013 and can be accessed by dialing 1-877-660-6853 (within Canada and the United States) or 1-201-612-7415 (international callers) and entering the conference identification number 413263 when prompted.

The call will be archived for 90 days on the Company’s website at http://www.novadaq.com under the “Events” tab in the Investors section. In addition, a replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on Novadaq’s website.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically-relevant, innovative fluorescence imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is Novadaq’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 70 peer-reviewed publications demonstrate that the use of SPY imaging during complex surgery, leads to fewer post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. Our unique business model of partnering with market-leading companies to drive adoption of our fluorescence imaging technology, while building our own commercial infrastructure, is the cornerstone of our corporate strategy for growth.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor and Media Relations

Company:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218

dmartin@novadaq.com

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(expressed in U.S. dollars, except common shares outstanding)

	As at March 31, 2013	As at December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$37,219,867	$38,954,181
Accounts receivable	5,045,535	4,056,954
Prepaid expenses and other assets	723,440	852,674
Inventories	2,421,566	1,713,577

Non-current assets
Property and equipment, net	11,220,872	10,717,661
Deferred tax assets	—	170,442
Intangible assets, net	1,006,899	1,121,808

Total Assets	$57,638,179	$57,587,297

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$3,911,143	$3,407,329
Provisions	105,120	85,260
Deferred revenue	638,114	637,864
Deferred partnership fee revenue	1,300,000	1,300,000
Repayable government assistance	166,933	203,148
Convertible debentures	63,944	4,656,746

Non-current liabilities
Deferred tax liabilities	—	170,442
Deferred revenue	177,360	144,204
Deferred partnership fee revenue	2,966,666	3,291,666
Repayable government assistance	—	17,946
Shareholder warrants	14,453,323	13,002,930

Total Liabilities	$23,782,603	$26,917,535

Shareholders’ Equity
Share capital	$147,149,620	$139,946,563
Contributed surplus	8,258,101	7,908,224
Equity component of convertible debentures	19,513	1,454,353
Deficit	(121,571,658)	(118,639,378)

Total Shareholders’ Equity	$33,855,576	$30,669,762

Total Liabilities and Shareholders’ Equity	$57,638,179	$57,587,297

Common shares outstanding	43,123,071	40,226,243

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(expressed in U.S. dollars)

	For the three month period ended
	March 31, 2013	March 31, 2012
Product sales	6,300,243	$3,654,045
Royalty revenue	440,678	608,083
Partnership fee revenue	325,000	325,000
Service revenue	212,522	180,247

Total revenues	7,278,443	4,767,375
Cost of sales	2,732,142	2,045,537

Gross profit	4,546,301	2,721,838

Selling and distribution costs	2,348,256	1,063,487
Research and development expenses	1,487,198	1,161,731
Administrative expenses	1,360,739	1,470,950

Total operating expenses	5,196,193	3,696,168

Loss from operations	(649,892)	(974,330)

Finance costs	(171,189)	(172,731)
Finance income	14,843	427
Warrants revaluation adjustment	(2,106,042)	(3,598,249)

Loss from operations before income taxes	(2,912,280)	($4,744,883)
Income tax expense	(20,000)	—

Net loss and comprehensive loss for the period	(2,932,280)	($4,744,883)

Basic and diluted loss and comprehensive loss per share for the period	($0.07)	($0.15)

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(expressed in U.S. dollars)

	For the three month period ended
	March 31, 2013	March 31, 2012
OPERATING ACTIVITIES
Loss and comprehensive loss for the period	($2,932,280)	($4,744,883)
Items not affecting cash
Depreciation of property and equipment	720,935	418,182
Amortization of intangible assets	114,909	294,753
Stock-based compensation	399,838	253,488
Imputed interest on convertible debentures	166,983	104,376
Warrants revaluation adjustment	2,106,042	3,598,249

	576,427	(75,835)

Changes in non-cash working capital
Increase in accounts receivable	(988,581)	(126,631)
Increase in inventories	(707,989)	(391,280)
Decrease (increase) in prepaid expenses and other assets	299,676	(652,635)
Increase in accounts payable and accrued liabilities	356,825	1,845,432
(Decrease) increase in deferred revenue	(1,781)	40,387

Net change in non-cash working capital balances related to operations	(1,041,850)	715,273

Decrease in long-term deferred revenue	(291,844)	(357,650)

Cash provided by (used in) operating activities	(757,267)	281,788

INVESTING ACTIVITIES
Purchase of property and equipment	(1,251,916)	(2,015,722)
Disposals of property and equipment	27,770	29,717

Cash used in investing activities	(1,224,146)	(1,986,005)

FINANCING ACTIVITIES
Repayment of government assistance	(54,161)	(40,431)
Proceeds from exercise of options	49,201	—
Proceeds from exercise of warrants	253,631	—

Cash (used in) provided by financing activities	248,671	(40,431)

Net decrease in cash and cash equivalents	(1,732,742)	(1,744,648)
Impact of foreign exchange on cash and cash equivalents	(1,572)	5,293
Cash and cash equivalents at beginning of period	38,954,181	9,633,608

Cash and cash equivalents at end of period	$37,219,867	$7,894,253